UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A. – UNDER JUDICIAL REORGANIZATION,
ANNOUNCES ITS ELECTION TO PAY CASH INTEREST ON ITS

10.000%/12.000% SENIOR PIK TOOGLE NOTES DUE 2025

FOR INTEREST PERIOD ENDING ON FEBRUARY 4, 2019

RIO DE JANEIRO, RJ, BRAZIL, July 27, 2018 — Oi S.A. – Under Judicial Reorganization (“Oi”), (the “Issuer”) announces today that it has elected to pay interest on its 10.000%/12.000% Senior PIK Toggle Notes due 2025 (the “Notes”), issued as part of the Qualified Recovery Settlement, in respect of the interest period commencing on and including February 5, 2018 and ending on and including February 4, 2019, entirely as cash interest at a rate of 10.000% per annum.  Oi expects to make such cash interest payment on the first interest payment date in respect of the Notes, which is February 5, 2019., The Notes are governed by an indenture dated as of July 27, 2018 among Oi and Oi Móvel S.A. - in judicial reorganization; Telemar Norte Leste S.A. - in judicial reorganization; Copart 4 Participações S.A. - in judicial reorganization; Copart 5 Participações S.A. - in judicial reorganization; Portugal Telecom International Finance B.V. - in judicial reorganization; and Oi Brasil Holdings Coöperatief U.A. - in judicial reorganization and The Bank of New York Mellon, as trustee, registrar, a paying agent, and transfer agent.

Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Information Statement dated June 15, 2018 (as supplemented by the Supplement to the Information Statement dated July 3, 2018, the “Information Statement”).

Copies of the Information Statement are available through the settlement website at https://sites.dfkingltd.com/oisettlement.

The Qualified Recovery was offered in reliance on an order from a United States bankruptcy court that granted the Issuers relief from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 1145 of the U.S. bankruptcy code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer